

05040760

UNITED STATES
[SECURITI]ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49085

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Prudential Retirement Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Commercial Plaza, 280 Trumbull Street
(No. and Street)

Hartford	CT	06103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary R. Crawford, Jr. — 860.534.3862
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers, LLP.
(Name – *if individual, state last, first, middle name*)

100 Pearl Street	Hartford	CT	06103
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gary R. Crawford, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Prudential Retirement Brokerage Services, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public
My Commission Expires 06/30/05

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Index

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 Pearl Street
Hartford CT 06103
Telephone (860) 241 7000
Facsimile (860) 241 7590

Report of Independent Auditors

To the Board of Directors and Shareholder of
Prudential Retirement Brokerage Services, Inc.:

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in shareholder's equity and of cash flows present fairly, in all material respects, the financial condition of Prudential Retirement Brokerage Services, Inc. (an indirectly wholly owned subsidiary of Prudential Financial, Inc., effective April 1, 2004) at December 31, 2004 and the results of its operations and its cash flows for the nine months ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purposes of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required under Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



March 3, 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 Pearl Street
Hartford CT 06103
Telephone (860) 241 7000
Facsimile (860) 241 7590

Report of Independent Auditors

To the Board of Directors and Shareholder of
CIGNA Financial Services, Inc.:

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in shareholder's equity and of cash flows present fairly, in all material respects, the financial condition of CIGNA Financial Services, Inc. (an indirectly wholly owned subsidiary of CIGNA Corporation) at December 31, 2003 and the results of its operations and its cash flows for the year ended December 31, 2003 and the three months ended March 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 3, 2005

Prudential Retirement Brokerage Services, Inc.
(An indirect wholly owned subsidiary of Prudential Financial, Inc.)
Statements of Financial Condition

	December 31,	
	2004	**2003**
Assets		
Cash and cash equivalents	$2,288,931	$2,504,049
Securities held	3,060	3,300
Receivable from clearing broker	1,332,198	1,035,104
Receivable from NASD	203,671	-
12(b)-1 fees receivable on behalf of related party	2,733,468	1,968,477
12(b)-1 and sub transfer agent fees receivable	263,993	791,305
Receivable from related party	81,932	-
Income taxes receivable, net	-	330,518
Total Assets	$6,907,253	$6,632,753
Liabilities and Shareholders' Equity		
Liabilities		
Fees payable	$165,237	$183,750
12(b)-1 fees payable to related party	2,955,535	2,094,714
Service charges payable to related party	919,142	715,788
Accrued Premier class customer credit	-	453,052
Other liabilities	101,584	120,764
Service agreement payable	468,459	-
Income taxes payable, net	204,189	-
Total Liabilities	4,814,146	3,568,068
Shareholder's Equity		
Common stock ($1 par value, 1,000 shares authorized, issued and outstanding)	1,000	1,000
Additional paid-in capital	1,754,798	999,000
Retained earnings	337,309	2,064,685
Total Shareholder's Equity	2,093,107	3,064,685
Total Liabilities and Shareholder's Equity	$6,907,253	$6,632,753

The accompanying notes are an integral part of these financial statements.

Prudential Retirement Brokerage Services, Inc.
(An indirect wholly owned subsidiary of Prudential Financial, Inc.)
Statements of Operations

	For the Nine Months Ended December 31, 2004	For the Three Months Ended March 31, 2004	For the Year Ended December 31, 2003
Revenues			
12(b)-1 fees collected on behalf of related party	$ 8,313,133	$ 2,799,872	$ 9,498,370
12(b)-1 and sub transfer agent fees	2,099,435	841,929	3,775,379
Commissions	1,743,361	816,638	2,287,845
Annual maintenance and termination fees	1,436,151	341,746	1,758,652
Investment advisory income	421,088	116,723	393,830
Dividends and interest income	49,463	5,122	27,240
Other Revenue	81,658	34,738	99,364
Total revenues	14,144,289	4,956,768	17,840,680
Expenses			
12(b)1 fees paid to related party	8,313,133	2,799,872	9,498,370
Clearing expenses	997,670	390,125	1,220,498
Service charges paid to related party	3,257,956	1,400,290	2,645,108
Other operating expenses	860,308	69,812	873,438
Investment advisory fees	80,699	4,034	126,717
Premier class threshold expense (benefit)	93,109	(13,010)	453,052
Total expenses	13,602,875	4,651,123	14,817,183
Income before income taxes	541,414	305,645	3,023,497
Income tax expense			
Current federal income tax expense	182,812	102,907	1,027,491
Current state income tax expense	21,377	11,625	110,665
Deferred tax benefit	(84)	-	-
Total income tax expense	204,105	114,532	1,138,156
Net income	$ 337,309	$ 191,113	$ 1,885,341

The accompanying notes are an integral part of these financial statements.

Prudential Retirement Brokerage Services, Inc.

(An indirect wholly owned subsidiary of Prudential Financial, Inc.)

Statements of Changes in Shareholder's Equity

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Shareholder's Equity
Balance at December 31, 2002	$ 1,000	$ 999,000	$ 3,179,344	$ 4,179,344
Net income	-	-	1,885,341	1,885,341
Cash dividends	-	-	(3,000,000)	(3,000,000)
Balance at December 31, 2003	1,000	999,000	2,064,685	3,064,685
Net Income	-	-	191,113	191,113
Cash dividends	-	-	(1,500,000)	(1,500,000)
Balance at March 31, 2004	$ 1,000	$ 999,000	$ 755,798	$ 1,755,798
Net Income			337,309	337,309
Close Retained Earnings into APIC		755,798	(755,798)	-
Balance at December 31, 2004	$ 1,000	$ 1,754,798	$ 337,309	$ 2,093,107

The accompanying notes are an integral part of these financial statements.

Prudential Retirement Brokerage Services, Inc.
(An indirect wholly owned subsidiary of Prudential Financial, Inc.)
Statements of Cash Flows

	For the Nine Months Ended December 31, 2004	For the Three Months Ended March 31, 2004	Year Ended December 31, 2003
Cash provided from operating activities:			
Net income	$ 337,309	$ 191,113	$ 1,885,341
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Change in:			
Market value of securities	240	-	-
Receivable from clearing broker	(834,174)	537,080	(929,857)
Receivable from NASD	(203,671)	-	-
12(b)-1 fees receivable on behalf of related party	516,223	(1,281,214)	(740,151)
12(b)-1 and sub transfer agent fees receivable	573,230	(45,918)	(636,747)
Receivable from related party	(81,932)	-	-
Income taxes receivable, net	38,986	291,532	-
Fees payable and other liabilities	165,293	(202,986)	304,514
12(b)-1 fees payable to related party	(443,373)	1,304,194	866,388
Service agreement payable to related party	450,683	(247,329)	469,928
Accrued Premier class customer credit	-	(453,052)	453,052
Service agreement payable	468,459	-	-
Income taxes payable, net	204,189	-	(393,315)
Net cash flows provided from operating activities	1,191,462	93,420	1,279,153
Cash used in financing activities:			
Cash dividends paid to parent	-	(1,500,000)	(3,000,000)
Net cash flows used in financing activities	-	(1,500,000)	(3,000,000)
Net change in cash and cash equivalents	1,191,462	(1,406,580)	(1,720,847)
Cash and cash equivalents, beginning of period	1,097,469	2,504,049	4,224,896
Cash and cash equivalents, end of period	$ 2,288,931	$ 1,097,469	$ 2,504,049
Supplemental disclosure of cash information:			
Federal and state income taxes (received)/paid	$ (330,518)	$ -	$ 1,531,471

The accompanying notes are an integral part of these financial statements.

1. Organization and Operations

Prudential Retirement Brokerage Services, Inc. ("PRBS" or "the Company"), previously known as CIGNA Financial Services, Inc. ("CFS"), became an indirect wholly-owned subsidiary of Prudential Financial, Inc. ("PFI") and changed its name on April 1, 2004 in connection with the acquisition by Prudential Financial, Inc. of the majority of CIGNA Corporation's retirement business. This acquisition included the purchase of Connecticut Life Insurance Company which changed its name to Prudential Retirement Investment and Annuity Company (PRIAC), which is the parent of the Company. The outstanding common stock of CFS was transferred to PFI pursuant to the Stock Purchase and Asset Transfer Agreement dated November 17, 2003.

PRBS was incorporated on December 29, 1995. The Company was capitalized on February 22, 1996. The Company is a registered broker-dealer and advisor with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc ("NASD"). The Company's primary business is to offer investment alternatives sponsored by third parties and affiliates for rollover distributions from benefit plans of clients of PFI. The Company also offers general brokerage services to the public. Investment alternatives offered to customers include, but are not limited to: stocks, bonds, and mutual funds. The Company clears securities transactions through Fiserv Securities, Inc. (the "Clearing Broker") on a fully-disclosed basis.

2. Summary of Significant Accounting Policies

Basis of Presentation

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Prior year amounts have been reclassified to conform with current year presentation.

Cash and Cash Equivalents

Short-term investments with maturity of three months or less at the time of purchase are reported as cash and cash equivalents. At December 31, 2004 and 2003 cash and cash equivalents of $2,288,931 and $2,504,049, respectively, were invested in the CIGNA Money Market Premier Class Fund. Cash and cash equivalents are included in the Company's Net Capital calculation, subject to appropriate securities haircuts. The Company has a Proprietary Account of Introducing Broker ("PAIB") agreement in place.

Securities Held

The Company holds a position in NASD common stock. The NASD common stock is carried at fair market value. At this time, the Company does not anticipate selling this position or participating in any further equity investments. Pursuant to SEC Rule 15c3-1(c)(2)(vi)(K)(ii), a haircut of 40% is taken on this security position in connection with the net capital computation. Changes in the fair value of the NASD common stock are recorded in Other Revenue and were ($240), $0 and $0 for the periods ended December 31, 2004, March 31, 2004 and December 31, 2003, respectively.

Receivable from Clearing Broker

Receivable from clearing broker is comprised of commissions, trailer payments, and account fees and is recorded net of amounts paid by the clearing broker on behalf of PRBS.

Investment Product Revenues and Expenses

Pursuant to a Servicing Agreement between the Company and its parent, Prudential Retirement Insurance and Annuity Company ("PRIAC"), the Company collects certain open-end investment company 12(b)-1 fee payments on behalf of PRIAC. These payments are made pursuant to selling agreements between the Company and various investment companies, and are considered 12(b)-1 payments as defined by that section of the Investment Company Act of 1940. Under the terms of the Servicing Agreement, any such investment company payment received by the Company becomes due and payable to PRIAC.

12(b)-1 and Sub-Transfer Agent Fees

12(b)-1 fees and sub-transfer agent fees from customer mutual fund transactions are recorded on an accrual basis.

Commissions

Customers' security transactions and the related commission income and expenses are recorded on a trade date basis.

Annual Maintenance and Termination Fees

Customers' account transactions and related annual maintenance fees are recorded on an accrual basis while customer account termination income is recorded as accounts are closed.

Investment Advisory Income

PRBS is the named advisor of the Compass series of investment products. Sub-advisory services are provided by an unrelated third party pursuant to a contractual agreement and recorded on a quarterly basis.

Income Taxes

The Company is included in the consolidated federal income tax returns of PFI. In accordance with a written tax sharing agreement with PFI, the federal income tax expense or benefit allocated to the Company is computed as if the Company were filing a separate federal income tax return, except that benefits arising from tax credits, net operating losses and capital losses are allocated to those subsidiaries producing such benefits only to the extent that they reduce PFI consolidated federal income tax liability. Such current federal income taxes are paid or reimbursed in cash on a quarterly basis. The Company is also included in a combined Connecticut state income tax return with other affiliates of PFI. Income tax is allocated on substantially the same basis as the federal liability except that reimbursement or payment is made on an annual basis.

Deferred income taxes are generally recognized when assets and liabilities have different bases for financial statement and tax reporting purposes, and for other temporary taxable and deductible differences as defined by Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes.* At December 31, 2004, there was a deferred tax asset of $84 related to the Company's NASD stock position. At December 31, 2003, there were no such differences.

The provision for federal income tax expense differs from the amount of income tax determined by applying the applicable U.S. statutory federal rate (35%) to income before taxes due to state income taxes.

3. Net Capital Information

Pursuant to the Uniform Net Capital requirements of the SEC, the Company is subject to Rule 15c3-1(a)(1)(ii) of the Securities Exchange Act of 1934 which requires maintenance of minimum net capital of $250,000 or 2% of aggregate debit items computed in accordance with the "Alternative Standard" under Rule 15c3-3.

The impact of any future dividends, when and if declared, must be measured against excess net capital as calculated in Schedule I in order to ascertain any restrictions regarding the amount of dividends that could be paid. At December 31, 2004, the Company had net capital of $1,264,341 which was $1,014,341 in excess of its required net capital of $250,000.

4. Related Party Transactions

During 2004 and 2003, substantially all of the Company's business came from rollover distributions out of benefit plans administered by PRIAC.

Certain expenses incurred by the Company such as salaries, rent, printing, data processing and other general and administrative expenses were provided by or paid directly by PRIAC. For the periods ended December 31, 2004, March 31, 2004 and December, 31 2003, the amount of such services and facilities totaled $3,257,956, $1,400,290, and $2,645,108, respectively.

The Company receives 12(b)-1 fees related to mutual fund assets purchased by PRIAC for investment in qualified benefit plans of PRIAC's clients. These fees are subsequently paid to PRIAC. During 2004 and 2003, fees related to these transactions are included in 12(b)-1 fees collected on behalf of related party and offsetting expenses are included in 12(b)-1 fees paid to

related party. Amounts due to PRIAC were $2,955,535 and $2,094,714, at December 31, 2004 and 2003, respectively. Amounts receivable to the Company were $2,733,468 and $1,968,477 at December 31, 2004 and 2003, respectively.

The Company receives fees related to group annuities sold by PRIAC. The amounts receivable to the Company for these annuities at December 31, 2004 and December 31, 2003 are $81,848 and $0, respectively.

5. Premier Class Money Market Mutual Fund Payment

In the third quarter of 2003, the company discovered that it had placed certain investors in the wrong class of the CIGNA Funds Group Money Market Fund. The Company discovered that it had inappropriately charged these customers a 25 basis point 12(b)-1 fee. Upon discovery of this error, the company reimbursed this fee with interest. As a consequence, the Company recorded an expense of $93,109 in 2004 and $453,052 in 2003 to reflect these reimbursements and a benefit of $13,010 due to overpayments for the period ended March 31, 2004.

6. Contingencies

The Company clears all of its securities transactions through a single Clearing Broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the Clearing Broker, the Clearing Broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the Clearing Broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2004, the Company has recorded no liabilities with regard to the right. For the periods ended December 31, 2004, March 31, 2004 and December 31, 2003, the Company paid the Clearing Broker $4,912, $1,259 and $2,271, respectively, related to these guarantees.

In addition, the Company has the right to pursue collection of performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the Clearing Broker and all counterparties with which it conducts business.

7. Subsequent Events

Subject to NASD approval, PFI management has committed to a plan to combine the businesses of PRBS and Prudential Investment Management Services effective March 31, 2005.

	December 31, 2004
Net capital:	
Total shareholder's equity, allowable for purposes of net capital calculation	$ 2,093,107
Less:	
Non-allowable assets	
Accounts receivable	784,644
Net capital before haircuts on securities positions	1,308,463
Haircuts on securities:	
Cash and cash equivalents	42,898
Equities	1,224
Net capital	1,264,341
Minimum dollar net capital requirement	250,000
2% aggregate debit items	-
Excess net capital ($1,264,341 - $250,000)	$ 1,014,341
Excess net capital at 120% of minimum net capital ($1,264,341 - $300,000)	$ 964,341

PRBS has elected the alternative standard under Rule 15c3-1(a)(1)(ii) of the Securities Exchange Commission.

The above calculation does not differ materially from the Company's calculation as reported in Part II of the Company's unaudited FOCUS Report as of December 31, 2004.

Prudential Retirement Brokerage Services, Inc.

Supplemental Schedule

(An indirect wholly owned subsidiary of Prudential Financial, Inc.)

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

Schedule II

		December 31, 2004
Credit Balances:		
Free credit balances in customer accounts	$	-
Monies borrowed collateralized by customers' securities		-
Monies payable against customers' securities loaned		-
Customers' securities failed to receive		-
Credit balances in firm accounts resulting from principal sales		-
Market value of stock dividends, splits outstanding over 30 days		-
Market value of short security count differences over 30 days		-
Market value of short securities and credits in suspense accounts over 30 days		
Market value of securities in transfer over 40 days - unconfirmed		-
Other - Breakpoint Reserve		-
Total credit items		-
Debit Balances		
Debit balances in customer accounts	$	-
Securities borrowed for short sales or to settle customer fails		-
Customers' securities failed to deliver		-
Other		-
Total debit items		-
Reserve Computation		
Excess of total debits over credits	$	-
Excess of total credits over debits	$	-
Required deposit	$	-
Balance in reserve account as of December 31, 2004	$	-

Prudential Retirement Brokerage Services, Inc. **Supplemental Schedule**
(An indirect wholly owned subsidiary of Prudential Financial, Inc.) **Schedule III**
Information for Possession or
Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

State the market valuation and the number of items of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3, Notes A and B.

   A. Number of items -

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3, Notes B, C and D.

   A. Number of items -

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adaquate to fulfill the requirements of Rule 15c3-3. N/A

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 Pearl Street
Hartford CT 06103
Telephone (860) 241 7000
Facsimile (860) 241 7590

To the Board of Directors of Prudential Retirement Brokerage Services, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Prudential Retirement Brokerage Services, Inc. (the "Company") for the nine months ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the reserve requirements of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

March 3, 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 Pearl Street
Hartford CT 06103
Telephone (860) 241 7000
Facsimile (860) 241 7590

To the Board of Directors of CIGNA Financial Services, Inc.:

In planning and performing our audit of the financial statements of CIGNA Financial Services, Inc. (the "Company") for the three months ended March 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the reserve requirements of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



March 3, 2005